                    February 1, 2008

VIA EDGAR

Mr. Tim Buchmiller
Senior Attorney
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 6010
Washington, D.C. 20549

Re:	ImClone Systems Incorporated
Annual Report on Form 10-K/A
Filed April 30, 2007
File No. 001-19612

Dear Mr. Buchmiller:

As requested in your letter dated January 18, 2008, ImClone Systems Incorporated (the “Company”) hereby confirms that it will include disclosures in its future filings, as applicable, that reflect the substance of its responses to prior comments 1 through 7 and 9 through 11, as detailed in the Company’s response letter to the Securities and Exchange Commission dated September 21, 2007. Please confirm that the Securities and Exchange Commission has closed its file on this topic.

Please do not hesitate to contact the undersigned at (908) 203-6908 if you have any questions regarding the foregoing.

Sincerely yours,

/s/ Gregory T. Mayes

Gregory T. Mayes
Vice President and Interim General Counsel